Filed pursuant to Rule 424(b)(3)

File No. 333-290805

PROSPECTUS SUPPLEMENT DATED DECEMBER 23, 2025

TO PROSPECTUS DATED OCTOBER 29, 2025

PROFUSA, INC.

This prospectus supplement, dated December 23, 2025, (this “Prospectus Supplement”) updates, amends, and supplements that certain prospectus filed by Profusa, Inc. (the “Company”, or “our”) with the Securities and Exchange Commission (the “SEC”) and dated October 29, 2025 (the “Prospectus”), which forms a part of the Company’s Registration Statement on Form S-1 (Registration No. 333-290805) and should be read in conjunction with the Prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

The purpose of this Prospectus Supplement is to update and supplement the information included in the Prospectus. This Prospectus Supplement should be read in conjunction with the Prospectus.

On December 22, 2025, the Company entered into Amendment No. 1 (the “SPA Amendment”) to the Purchase Agreement. Pursuant to the SPA Amendment, Section 1.1 of the Purchase Agreement was amended and restated to modify the definition of Floor Price to provide for a Floor Price at or above 11.1 cents ($0.111) per share during the period commencing on the date of the SPA Amendment and ending on, but excluding, the effective date of the reverse stock split expected to be presented to the Company’s stockholders in January 2026 for their approval, if and when such reverse stock split becomes effective (the “Modification Period”). The “Floor Price” as amended and restated means, during the Modification Period, solely with respect to an aggregate number of shares of Common Stock issued and sold as Purchased Securities not to exceed 13,650,000 shares, to be sold at or above 11.1 cents ($0.111) per share and below 14 cents ($0.14). Upon the earliest to occur of (x) the issuance of such aggregate number of 13,650,000 shares as Purchased Securities during the Modification Period or (y) the end of the Modification Period, the Floor Price shall thereafter mean 14 cents ($0.14), the price per share of Common Stock equal to the product obtained by multiplying (x) twenty percent (20%) by (y) the Official Closing Price on July 25, 2025, in each case as further adjusted to reflect any reduction (but excluding any increase) in the price per share of Common Stock caused by any reorganization, recapitalization, non-cash dividend, share split or other similar transaction, all as provided in this Agreement. The modified Floor Price of 11.1 cents ($0.111) per share applies only during the Modification Period and only up to the 13,650,000 share cap relating to shares issued and sold below 14 cents ($0.14), and the unmodified definition applies to all other times and shares.

Our common stock is listed on the Nasdaq Global Market under the symbol “PFSA.” On December 22, 2025, the last sale price for our common stock as reported on the Nasdaq Global Market was $0.087 per share. As of December 22, 2025, there were 86,414,295 shares of common stock, $0.0001 par value, outstanding.

We are a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” appearing on page 5 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 23, 2025